Exhibit 99.1

Genius Group launches AI Avatar C-Suite,

Featuring Einstein, Michelangelo & George Washington

SINGAPORE, March 7, 2024 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, announced today the launch of artificial intelligence (“AI”) Avatar C-Suite Teams on its Edtech platform, GeniusU, with the integration of 50 AI-powered “Expert” Avatars and Tools to support entrepreneurs.

Following the successful launch of Genius Group’s AI Avatar Tutor Team, “Student AI”, which has attracted over 30,000 students within the first three months since launch, Genius Group has launched “Genius Team AI” for the 5.4 million entrepreneur students on its Edtech platform, GeniusU.

The Genius Team AI suite provides entrepreneurs with:

●	32 AI Avatar Expert Advisors based on different perspectives, personalities, and expertise based on famous characters, from Albert Einstein and Michelangelo to Marco Polo and Marie Curie. New AI Avatars are planned for launch, in partnership with bestselling authors, thought leaders and influencers.

●	12 AI Tools to support entrepreneurs including content creators, document summarizers, report generators, YouTube video conversions, AI Image Generators, AI speech to text, AI voice to text and additional tools to enable entrepreneurs to build their own AI advisory team and AI C-Suite with tools to accelerate their effectiveness.

●	Instant AI language conversion from English to German, Spanish, French, Dutch, Danish, Portuguese, Polish, Arabic, Hindi, Turkish, Thai and Chinese.

●	AI education courses from one day AI Workshops to two week AI Microschools, and membership levels to enable company founders and their teams to upskill with the latest AI tools and access the latest experts and resources.

Genius Group’s Head of Digital Content and Resident AI Mentor, Suraj Naik, said “Following the launch of our Student AI, the rapid launch of Genius Team AI is the result of requests from our global community to provide an equally powerful AI avatar team for our entrepreneur user base. As a result of the increasing demand for AI avatars that can build memory and personalization to support each user, we are seeing an ongoing drop in our user acquisition cost, from approximately $1 per student last year to under $0.40 per student by January and now down to $0.33 in March.”

Genius Group’s CEO, Roger Hamilton, said “We believe the future of AI is not in developing one AI system, but in AI avatar teams which can each specialize in a different area. The demand for both Student AI and Genius Team AI is evidence of this, where we now have over 1,000 new sign ups per day so soon after launching. As our students and users build up their AI teams to supercharge their performance and productivity, demand for our courses and communities that enable them to be effective AI pilots – a demand which we are optimistic will continue to grow.”

Genius Team AI is open for free trial at https://geniusteam.ai/

Student Team AI is open for free trial at https://studentai.app

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 5.4 million users in 200 countries, ranging from ages 0 to 100.

For more information, please visit https://www.geniusgroup.net/

Contacts

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com